UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MILLENNIUM PHARMACEUTICALS, INC.

(Name of Subject Company)

MAHOGANY ACQUISITION CORP.

a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.

a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Iwaaki Taniguchi

President

Takeda America Holdings, Inc.

767 Third Avenue, 8th Floor

New York, NY 10017

Tel: (212) 421-6954

Fax: (212) 355-5243

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bruce W. Raphael, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 11, 2008 (as previously amended and supplemented, the “Schedule TO”) by Mahogany Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Takeda America Holdings, Inc. (“Takeda America”), which is a New York corporation and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”), a corporation organized under the laws of Japan. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (collectively the “Shares” and each share thereof a “Share”), of Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 5 is being filed on behalf of Purchaser, Takeda America and TPC.

All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.  ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented by adding the following:

The Offer expired at 12:00 midnight, New York City time, at the end of Thursday, May 8, 2008. Based on information provided by the Depositary, as of 12:00 midnight, New York City time, at the end of Thursday, May 8, 2008, a total of approximately 300,871,367 Shares were validly tendered pursuant to the Offer and not withdrawn (including approximately 26,917,513 Shares delivered through notices of guaranteed delivery), representing approximately 91.9% of the outstanding Shares. Purchaser has accepted for payment all Shares validly tendered and not withdrawn (excluding shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer.  Shares validly tendered in satisfaction of guaranteed delivery procedures will also be accepted for payment and promptly paid for.

On May 9, 2008, TPC and Millennium issued a joint press release announcing the expiration and results of the initial period of the Offer and that Purchaser has commenced a Subsequent Offering Period for all remaining untendered Shares. The Subsequent Offering Period will expire at 12:00 midnight, New York City time, at the end of Tuesday, May 13, 2008. During the Subsequent Offering Period, holders of Shares who did not previously tender their Shares during the Offer may do so. Purchaser will immediately accept for payment all Shares properly tendered during the Subsequent Offering Period and will promptly pay the same $25.00 per Share, net to the seller in cash without interest thereon, paid during the initial offering period of the Offer. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those described for the Offer in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) Shares tendered during the Subsequent Offering Period may not be withdrawn.

The full text of the May 9, 2008 press release is attached hereto as Exhibit (a)(5)(B).

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(B)  Press Release, dated May 9, 2008.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 9, 2008

MAHOGANY ACQUISITION CORP.

By:	/s/ Iwaaki Taniguchi
Name:	Iwaaki Taniguchi
Title:	President

Dated:    May 9, 2008

TAKEDA AMERICA HOLDINGS, INC.

By:	/s/ Iwaaki Taniguchi
Name:	Iwaaki Taniguchi
Title:	President

Dated:    May 9, 2008

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Hiroshi Shinha
Name:	Hiroshi Shinha
Title:	Director and General Manager, Legal Department